Exhibit 99.1

China Mass Media Announces Second Quarter 2008 Unaudited Financial Results

BEIJING--(BUSINESS WIRE)--China Mass Media International Advertising Corp. (“China Mass Media” or the “Company”) (NYSE Arca: CMM), a leading independent television advertising company in China, today announced its unaudited financial results for the quarter ended June 30, 2008 (“2Q08”).

Second Quarter 2008 Highlights1

  Total net revenues were RMB68.1 million (US$9.9 million), an increase of 45.0% from the second quarter ended June 30, 2007 (“2Q07”)
  Operating income was RMB7.8 million (US$1.1 million), a decrease of 81.2% from 2Q07
  Net income was RMB10.6 million (US$1.5 million), a decrease of 74.2% from 2Q07

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, commented, “While the second quarter is typically a slower quarter for us, this year we also faced the challenge of a significant drop in advertising agency service revenues following the devastating earthquake in Sichuan Province in May. In the aftermath of the earthquake, CCTV decided to cancel most of the scheduled programs on its main channels, including Channels 1, 2 and 4 on which our customers place their advertisements, and broadcast live news coverage from Sichuan Province. In addition, no advertisements were permitted to be broadcast from May 19th to May 21st, which was designated by the government as a national mourning period. CCTV further decided not to broadcast any advertisements with "light-hearted" content during the period thereafter. This policy was carried out to a varying degree on different channels until the end of June. As a result, this tragic event significantly impacted our clients’ scheduled advertisements, and thus our commission revenue stream. However, we believe it was the right and responsible thing to do. We are proud of our country’s response to the challenging situation and I believe we became a stronger nation as a result.”

Second Quarter 2008 Financial Results

Revenues

Revenues from advertising agency services were RMB 66.3 million (US$9.7 million) in 2Q08, an increase of 35.6% from RMB 48.9 million in the same period of 2007, and a decrease of 49.2% from RMB 130.4 million in the first quarter of 2008 . The year-over-year increase was primarily attributable to the fact that while the Company reports revenues from all other programs on a net basis, it uses the gross method to report revenues generated from the sale of advertising time slots of the CCTV Channel 4 programs newly secured in 2008. The Company recorded the entire amount of RMB 39.6 million received from advertising clients for CCTV Channel 4 programs in the second quarter of 2008 as revenues without netting the corresponding media fees. In addition, the Company sold a greater number of advertising time slots in the second quarter of 2008 for the Television Guides program and for the newly secured programs on CCTV Channels 2 and 4. The increase was offset by a substantial decrease in the advertising time slots sold for the Company’s daytime advertising package, which was mainly due to: (a) the loss of a significant customer, Hasee Computer Co., Ltd., who filed two lawsuits against the Company in April 2008, alleging the breach of contract by the Company and petitioning to terminate its contracts with the Company; (b) the reduction of advertising spending in this program by certain advertising clients that may have decided to divert more of their resources to Olympic Games-related programs or events in 2008; and (c) the reduction of spending by advertisers and the cancellation, interruption and rescheduling of advertising by CCTV and the Company’s clients in the second quarter of 2008 that resulted from the aftermath of the severe earthquake that struck Sichuan Province on May 12, 2008. In order to cover earthquake developments and rescue operations, CCTV significantly changed its programming after the earthquake, and as a result, the Company was unable to request CCTV to broadcast its customers’ advertisements as originally scheduled. CCTV also suspended certain television advertisements with content that was deemed to be inappropriate for broadcast during coverage of this tragic event. As a result, the Company was unable to recognize revenues under a number of advertising agency contracts. The sequential decrease in advertising agency service revenues was primarily due to: (a) the fact that the Chinese New Year Gala program occurs only in the first quarter of each year; (b) the loss of Hasee Computer Co., Ltd. as a significant customer and, (c) the effect caused by the severe Sichuan earthquake and its aftermath.

Revenues from production and sponsorship services were RMB 4.3 million (US$0.6 million) in 2Q08, an increase of 82.0% from RMB 2.4 million in the same period in 2007, and a decrease of 62.8% from RMB 11.5 million in the first quarter of 2008. The year-over-year increase was mainly attributable to the increase in the sponsorships that the Company procured for the public service announcements broadcast during the second quarter of 2008. The sequential decrease was mainly due to the completion of a particularly high budget production project in which the Company was engaged during the first quarter of 2008.

Operating costs and expenses

Cost of revenues was RMB 52.3 million (US$7.6 million) in 2Q08, a substantial increase from RMB 2.4 million in the same period of 2007, and a 1.2% decrease from RMB 52.9 million in the first quarter of 2008. The significant year-over-year increase was primarily due to the inclusion of guaranteed media fees of RMB 40.6 million (US$5.9 million) in the cost of revenues in the second quarter of 2008 as a result of using the gross method of reporting for the revenues generated from the newly secured CCTV Channel 4 programs. The increase was to a lesser extent due to the increase in public service announcement production costs as China Mass Media produced an increased number of public service announcements in the second quarter of 2008. In addition, the Company recognized the media fees payable to CCTV for advertisements broadcast for Hasee Computer Co., Ltd. without recognizing any corresponding revenues. The sequential decrease was primarily due to the absence of costs in connection with the Chinese New Year Gala program, which occurs only in the first quarter of each year. The decrease was partially offset by the media fees payable to CCTV that were recognized for the advertisements broadcast for Hasee Computer Co., Ltd.

Sales and marketing expenses were RMB 1.4 million (US$0.2 million) in 2Q08, an increase of 33.3% from RMB 1.1 million in the same period of 2007 and largely unchanged from the first quarter of 2008. The increase compared to the same quarter of last year was primarily due to the increase in the average salary per employee paid to sales personnel.

General and administrative expenses were RMB 6.6 million (US$1 million) in 2Q08, an increase of 229.6% from RMB 2.0 million in the same period of 2007, and an increase of 83.5% from RMB 3.6 million in the first quarter of 2008. The year-over-year and sequential increases were primarily due to the increase in expenses in connection with preparations for the Company’s IPO and an increase in salaries paid to administrative personnel as the staff expanded. Moreover, the Company recorded a bad debt provision of RMB 2.5 million for a receivable due from Hasee Computer Co., Ltd.

Operating income, as a result of the foregoing factors, was RMB 7.8 million (US$1.1 million) in 2Q08, a decrease of 81.2% from RMB 41.5 million in the same period of 2007 and a decrease of 89.8% from RMB 76.4 million in the first quarter of 2008. The operating margin was 11.4%, 56.9% and 88.4% in the three months ended June 30, March 31, 2008 and June 30, 2007, respectively.

Net income was RMB 10.6 million (US$1.5 million) in 2Q08, a decrease of 74.2% from RMB 40.9 million in the same period of 2007 and a decrease of 83.9% from RMB 65.4 million in the first quarter of 2008. Net margin was 15.5%, 48.7% and 87.1% in the three months ended June 30, March 31, 2008 and June 30, 2007, respectively.

Basic and diluted earnings per ADS for the second quarter of 2008 decreased to RMB 0.63 (US$0.09), compared to basic and diluted earnings per ADS of RMB 2.45 for the corresponding period a year ago and RMB 3.92 for the first quarter of 2008 . Each ADS represents thirty ordinary shares.

As of June 30, 2008, the Company had cash and cash equivalents of RMB 213.3 million (US$31.1 million) compared to RMB 163.5 million at the end of the first quarter of 2008. The increase in cash and cash equivalents is a result of redeeming RMB 55.0 million (US$ 8.0 million) from fixed income financial products with maturity less than one year with banks.

Safe Harbor Statement:

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties.

A number of factors could cause the Company’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

About China Mass Media International Advertising Corp.

China Mass Media International Advertising Corp. is a leading independent television advertising company in China. The Company provides a full range of integrated television advertising services, including advertising agency services, special events services to China Central Television, or CCTV, and production and sponsorship services. For its advertising agency services, the Company obtains advertising time slots on selected nationally broadcast television channels of CCTV, China’s largest television network, and procures advertisers to place advertisements during such time slots. The Company also assists CCTV in the sales and marketing of advertising time slots in connection with major sporting events broadcast on CCTV. For its production and sponsorship services, the company designs, produces and packages content for public service announcements or commercial advertisements. In addition, the Company solicits sponsors for the public service announcements it produces and arranges for such announcements, as well as announcements supplied by certain of its clients, to be broadcast on CCTV. For further information about China Mass Media, please visit http://www.chinammia.com.

1 The U.S. dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2008, which was RMB6.8591 to US$1.00. The percentages stated are calculated based on RMB.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
UNAUDITED CONDENSED COMBINED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	June 30, 2007	March 31, 2008	June 30, 2008	June 30, 2008
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	48,859,356	130,366,258	66,266,445	9,661,099
Special events services	-	-	-	-
Advertisement production and sponsorship services	2,355,000	11,523,772	4,285,676	624,816
Total revenues	51,214,356	141,890,030	70,552,121	10,285,915
Less: Business tax	(4,254,163)	(7,573,932)	(2,470,312)	(360,151)
Total net revenues	46,960,193	134,316,098	68,081,809	9,925,764

Operating costs and expenses:
Cost of revenues	(2,318,388)	(52,934,824)	(52,300,715)	(7,625,011)
Sales and marketing expenses	(1,069,121)	(1,430,383)	(1,425,087)	(207,766)
General and administrative expenses	(1,991,182)	(3,576,152)	(6,562,015)	(956,687)
Total operating costs and expenses	(5,441,691)	(57,941,359)	(60,287,817)	(8,789,464)

Operating income	41,518,502	76,374,739	7,793,992	1,136,300

Interest and investment income	2,168,652	1,938,434	4,470,533	651,766
Other expense, net	(698,323)	(3,928)	(1,638)	(239)

Income before tax	42,988,831	78,309,245	12,262,887	1,787,827

Income tax expense	(2,107,530)	(12,933,887)	(1,709,146)	(249,179)

Net income	40,881,301	65,375,358	10,553,741	1,538,648

Net income allocated to participating preferred shares	(7,162,404)	(11,453,763)	(1,849,015)	(269,571)

Net income available to ordinary shareholders	33,718,897	53,921,595	8,704,726	1,269,077

Earnings per ordinary share, basic and diluted	0.08	0.13	0.02	0.003
Earnings per ADS, basic and diluted	2.45	3.92	0.63	0.09

Shares used in calculating earnings per ordinary share, basic and diluted	412,400,000	412,400,000	412,400,000	412,400,000
Shares used in calculating earnings per ADS, basic and diluted	13,746,667	13,746,667	13,746,667	13,746,667

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
UNAUDITED CONDENSED COMBINED BALANCE SHEETS

	December 31, 2007	June 30, 2008	June 30, 2008

	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	138,262,170	213,286,232	31,095,367
Short-term investments	220,000,000	400,000,000	58,316,689
Notes receivable	-	5,741,441	837,055
Accounts receivable, net of allowance for doubtful accounts of nil and RMB 2,471,718 as of December 31, 2007 and June 30, 2008	5,299,331	13,178,831	1,921,364
Prepaid expenses and other current assets	21,888,980	53,345,376	7,777,314
Deposit paid to a related party	-	1,000,000	145,792
Total current assets	385,450,481	686,551,880	100,093,581
Non-current assets:
Property and equipment, net	2,453,044	2,213,077	322,648
Long-term investments	15,638,800	-	-
Total non-current assets	18,091,844	2,213,077	322,648
Total Assets	403,542,325	688,764,957	100,416,229

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	118,546,766	308,808,641	45,021,744
Customer advances	99,885,671	34,712,261	5,060,760
Dividend payable	-	96,335,115	14,044,862
Accrued expenses and other current liabilities	4,754,154	10,326,530	1,505,523
Taxes payable	14,434,229	38,901,913	5,671,577
Amount due to related parties	21,562,056	135,562,370	19,763,871
Payable to shareholder	15,644,646	-	-
Total current liabilities	274,827,522	624,646,830	91,068,337
Total Liabilities	274,827,522	624,646,830	91,068,337

Commitments and Contingencies

Shareholder’s equity:
Ordinary shares ($0.001 par value; 900,000,000,000 shares authorized; 412,400,000 shares issued and outstanding)	2,812,149	2,812,149	409,988
Series A convertible preferred shares ($0.001 par value; 100,000,000,000 shares authorized, 87,600,000 shares issued and outstanding)	597,343	597,343	87,088
Additional paid-in capital	46,700,503	42,258,398	6,160,924
Statutory reserves	18,450,237	18,450,237	2,689,892
Retained earnings	60,154,571	-	-
Total Shareholder’s Equity	128,714,803	64,118,127	9,347,892

Total Liabilities and Shareholder’s Equity	403,542,325	688,764,957	100,416,229

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED,
	June 30, 2007	March 31, 2008	June 30, 2008	June 30, 2008
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	40,881,301	65,375,358	10,553,741	1,538,648
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	301,806	228,643	233,515	34,045
Deemed related party contribution	494,374	-	-	-
Investment income	(44,151)	(1,368,856)	(4,042,911)	(589,423)
Changes in assets and liabilities:
Notes receivable	-	(5,944,241)	202,800	29,567
Accounts receivable	(722,080)	(20,844,626)	12,965,126	1,890,208
Prepaid expense and other current assets	(4,354,160)	697,915	(6,068,951)	(884,803)
Amount due from a related party	(1,000,000)	(1,000,000)	-	-
Other non-current assets	482,082	-	-	-
Accounts payable	30,735,819	224,699,565	(34,437,690)	(5,020,730)
Customer advances	(2,461,971)	(64,879,446)	(293,964)	(42,858)
Accrued expenses and other current liabilities	824,703	6,580,080	(1,007,705)	(146,915)
Taxes payable	2,028,662	8,444,600	(7,612,248)	(1,109,803)
Amount due to related parties	-	49,825,564	51,857,957	7,560,461
Net cash provided by operating activities	67,166,385	261,814,556	22,349,670	3,258,397
Cash flows from investing activities:
Purchase of short-term investments	(40,000,000)	(235,000,000)	-	-
Proceed from short-term investments	-	15,037,390	55,000,000	8,018,545
Purchase of property and equipment	(79,340)	(64,828)	(157,423)	(22,951)
Proceeds from investment income	36,301	1,131,863	1,829,877	266,781
Net cash used in investing activities	(40,043,039)	(218,895,575)	56,672,454	8,262,375
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	-	703	2,847	415
Proceeds from issuance of preferred shares	-	-	605	88
Movement of shareholder’s cash and investment accounts/payable to shareholder	93,876	(15,043,236)	-	-
Cash payment for fixed assets transferred in connection with the Reorganization	-	(2,683,148)	-	-
Dividends distributed	(89,035,313)	-	(29,194,814)	(4,256,362)
Net cash used in financing activities	(88,941,437)	(17,725,681)	(29,191,362)	(4,255,859)
Effect of foreign currency exchange	(2,870)	-	-	-
Net increase in cash and cash equivalents	(61,820,961)	25,193,300	49,830,762	7,264,913
Cash and cash equivalents at beginning of the period	686,267,802	138,262,170	163,455,470	23,830,454
Cash and cash equivalents at end of the period	624,446,841	163,455,470	213,286,232	31,095,367

	Three Months Ended
	June 30, 2007	March 31, 2008	June 30, 2008
Selected Operating Data
Number of programs secured during the period	3	9	9
Total advertising time obtained (seconds)(1)	191,100	542,160	504,660
Total advertising time sold (seconds)	179,500	292,510	242,055
(1)	Represents the total amount of time during regular television programs secured through our contracts with CCTV.

CONTACT:
China Mass Media
Julie Sun, +86-10-8809 1050
Vice President of Corporate Development
juliesun@chinammia.com
or
Christensen
Tip Fleming, +852 9212 0684
tfleming@ChristensenIR.com
or
Linda Bergkamp, +1-480-614-3004
lbergkamp@christensenIR.com